Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road

Tantzu, Taichung, Taiwan

Republic of China

January 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Acceleration Request for Siliconware Precision Industries Co., Ltd. Amendment No. 5 to Registration Statement on Form F-4 Filed January 16, 2018 File No. 333-214752

Ladies and Gentlemen :

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Siliconware Precision Industries Co., Ltd. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form F-4 be accelerated to 4:00 p.m. (EST) on Monday, January 22, 2018, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement on Form F-4 in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett.

The Company hereby acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Siliconware Precision Industries Co., Ltd. By: /s/ Eva Chen Name: Eva Chen Title: Chief Financial Officer

cc:   Chris K.H. Lin

Simpson Thacher & Bartlett